UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
[FEE REQUIRED]

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the transition period from _______________ to _______________

Commission File Number: 1-4639

CTS CORPORATION RETIREMENT SAVINGS PLAN
(Title of Plan)

CTS Corporation	1142 West Beardsley Avenue Elkhart, IN 46514
(Issuer of Securities)	(Address of Principal Executive Offices)

1

CTS Corporation Retirement Savings Plan
Index
December 31, 2015 and 2014

*Note: Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

1

Report of Independent Registered Public Accounting Firm

Trustees
CTS Corporation Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of CTS Corporation Retirement Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CTS Corporation Retirement Savings Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the CTS Corporation Retirement Savings Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
Chicago, Illinois
June 21, 2015

CTS Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value	$98,627,396	$105,831,279
Notes receivable from participants	1,524,074	1,638,024
Net assets available for benefits	$100,151,470	$107,469,303

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions
Investment income
Net (depreciation) in fair value of investments	$(4,432,787)
Dividends and interest income on investments	4,602,668

Net investment income	169,881

Interest on notes receivable from participants	81,082

Contributions
Employer	1,681,021
Employee	3,474,329
Rollovers	129,141

Total contributions	5,284,491

Other additions	7,629

Total additions	5,543,083

Deductions
Benefits paid to participants	12,831,586
Administrative expenses	29,330

Total deductions	12,860,916

Net decrease	7,317,833

Net Assets Available for Benefits, Beginning of Year	107,469,303

Net Assets Available for Benefits, End of Year	$100,151,470

See Notes to Financial Statements.

Note 1: Description of the Plan

The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More detailed information about the Plan is contained in the Summary Plan Description which is available from the CTS Corporation (“CTS” or “Employer”) Human Resources Department.

General
The Plan was established January 1, 1983, and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of CTS. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation
In general, employees are eligible to participate upon employment with CTS. Active employees can enroll in the Plan at any time. Employees hired after July 1, 2008, are automatically enrolled in the Plan after 30 days of continuous service at a contribution level of 3 percent unless the employee elects a different amount. The Plan also allows for automatic deferral escalation of 1 percent annually up to 10 percent.

Contributions
Bargaining unit employees at the Elkhart, Indiana facility hired prior to July 1, 2008 may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. CTS makes matching contributions of 50 percent of the participant’s voluntary contribution on the first 6 percent of the participant’s eligible compensation. No matching contributions are made on employee contributions in excess of 6 percent.

Bargaining unit employees at the Elkhart, Indiana facility hired after June 30, 2008 and all non-bargaining unit employees under the CTS Corporate Pension Plan may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. CTS makes matching contributions of 100 percent of the participant’s voluntary contribution up to 3 percent of the participant’s eligible compensation and 50 percent of the participant’s voluntary contribution up to the next 2 percent of the participant’s eligible compensation. No matching contributions are made on employee contributions in excess of 5 percent.

CTS provides supplemental contributions at the rate of 3 percent of compensation to nonexempt salaried and hourly employees not covered by a defined benefit plan who were hired before April 1, 2006, (nonbargaining unit employees) or July 1, 2008, (bargaining unit employees).

The Employer may also make an incentive contribution at the discretion of CTS management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, 28 mutual funds and CTS Corporation common stock as investment options for participants.
Vesting
Participants are immediately vested in their contributions, as well as any matching and supplemental contributions, plus actual earnings.

Payment of Benefits
Following termination of service, if the participant’s account balance is less than $5,000, the participant’s account must be distributed. If the account balance is less than $1,000, the participant must take a lump-sum distribution of their account balance. Account balances between $1,000 and $5,000 are automatically rolled-over into an IRA managed by The Vanguard Group. Otherwise, the terminated participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59 ½ or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan are in the form of a lump-sum payment. If the participant’s account contains money purchase funds from a prior plan, those funds may be paid in the form of a lump sum or an annuity.

Participant Accounts
Each participant’s account is credited (charged) with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as conveyed by Reuters to The Vanguard Group, as of the first day of the month in which the loan is granted, plus 2 percent. The loans are collateralized by the participants’ account balance. Participants may not borrow from prior plan money purchase or profit sharing contributions that are in their accounts.

Note 2: Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:

Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting.

Investments
Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend data. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Expenses of the Plan
Administrative expenses may be paid by CTS or the Plan, at CTS’ discretion.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board issued ASU 2015-12 "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)". Part I of this guidance eliminates the need to reconcile the difference between contract value and fair value for fully benefit-responsive investment contracts. Part II simplifies the investment disclosure requirements by (1) no longer requiring plans to disclose the individual investments that represent 5 percent or more of net assets available for benefits and (2) no longer requiring net appreciation or depreciation for investments by general type. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end when the fiscal period does not coincide with a month-end. All three parts of this update are effective for fiscal years beginning after December 31, 2015, although earlier application is permitted. Upon adoption, Parts I and II must be applied retrospectively and Part III must be applied prospectively. These provisions are not expected to have a material impact on our financial statements.

Note 3: Administration of the Plan

The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee. The Plan Trustee is the Vanguard Fiduciary Trust Company. The Vanguard Group, an agent of Vanguard Fiduciary Trust Company, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.

Note 4: Investments

The investments reflected in the Statements of Net Assets Available for Benefits represent the majority of assets in the Plan as of December 31, 2015 and 2014. The following is a summary of the Plan’s participant‑directed investments, at fair value, which were 5 percent or more of the Plan’s net assets available for benefits at December 31:

Investments	2015	2014

Money Market Funds
Vanguard Prime Money Market Fund	$11,232,821	$11,653,303

Mutual Funds
American Funds Growth Fund of American R4 Fund	8,780,597	9,008,925
American Funds Fundamental R4 Fund	8,157,538	8,612,362
PIMCO Total Return Fund	7,370,868	8,129,165
Vanguard 500 Index Fund	6,882,463	7,178,755
GAMCO Growth Fund, Class AAA	6,542,182	7,046,130
Vanguard Target Retirement 2020 Fund	5,290,412	5,948,850
Vanguard Target Retirement 2025 Fund	6,303,352	6,355,176

During 2015, the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) depreciated in value as follows:

2015
CTS Corporation common stock	$(23,864)
Mutual funds	(4,408,923)
$(4,432,787)

Note 5: Plan Termination

Although it has not expressed any intent to do so, CTS has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Note 6: Tax Status

The Internal Revenue Service has determined and informed CTS by a letter dated January 13, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and continues to be operated in compliance with the applicable requirements of the IRC. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2012.

Note 7: Party-In-Interest Transactions

Certain Plan investments held at December 31, 2015 and 2014, are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

In addition, Plan investments at December 31, 2015 and 2014, also include shares of CTS Corporation common stock. At December 31, 2015 and 2014, fair value of the shares of common stock held by the Plan was $3,118,708 and $3,718,029, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.

CTS provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.

Certain Plan investments at December 31, 2015 and 2014, were managed by agents of the trustee.

Note 8: Disclosures About the Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs may be used to measure fair value:

Level 1     Quoted prices in active markets for identical assets or liabilities

Level 2     Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2015. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis.

Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include common stock, mutual funds, and money market funds.  If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.  The Plan does not hold any Level 2 securities.  In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. The Plan does not hold any Level 3 securities.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2015 and 2014:

	2015
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Common stock
Technology	$3,118,708	$3,118,708	$—	$—
Mutual funds
Fixed income
Intermediate-term bond	7,370,868	7,370,868	—	—
Balanced
Target-date	26,314,085	26,314,085	—	—
Moderate allocation	3,877,339	3,877,339	—	—
U.S. equity
Large-cap value	2,607,555	2,607,555	—	—
Large-cap blend	8,157,538	8,157,538	—	—
Large-cap blend, index	6,882,463	6,882,463	—	—
Large-cap growth	15,322,779	15,322,779	—	—
Mid-cap value	594,117	594,117	—	—
Mid-cap blend	1,382,632	1,382,632	—	—
Mid-cap blend, index	2,040,652	2,040,652	—	—
Mid-cap growth	554,396	554,396	—	—
Small-cap blend	167,847	167,847	—	—
Small-cap blend, index	2,430,376	2,430,376	—	—
International equity
International value	417,798	417,798	—	—
International blend, index	2,396,414	2,396,414	—	—
International growth	3,759,008	3,759,008	—	—
Money market funds	11,232,821	11,232,821	—	—

Total	$98,627,396	$98,627,396	$—	$—

	2014
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Common stock
Technology	$3,718,029	$3,718,029	$—	$—
Mutual funds
Fixed income
Intermediate-term bond	8,129,165	8,129,165	—	—
Balanced
Target-date	26,865,969	26,865,969	—	—
Moderate allocation	4,825,314	4,825,314	—	—
U.S. equity
Large-cap value	3,408,903	3,408,903	—	—
Large-cap blend	8,612,362	8,612,362	—	—
Large-cap blend, index	7,178,755	7,178,755	—	—
Large-cap growth	16,055,055	16,055,055	—	—
Mid-cap value	595,871	595,871	—	—
Mid-cap blend	2,053,486	2,053,486	—	—
Mid-cap blend, index	1,819,771	1,819,771	—	—
Mid-cap growth	637,108	637,108	—	—
Small-cap blend	237,356	237,356	—	—
Small-cap blend, index	2,643,061	2,643,061	—	—
International equity
International value	556,738	556,738	—	—
International blend, index	2,753,897	2,753,897	—	—
International growth	4,087,136	4,087,136	—	—
Money market funds	11,653,303	11,653,303	—	—

Total	$105,831,279	$105,831,279	$—	$—

Note 9: Reconciliation of Financial Statements to Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include $13,486 in employer contributions and $21,408 in participant contributions that were recorded in the accompanying financial statements in 2015, but were reported on the Form 5500 as contributions receivable in 2014. These contributions have been included in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits as of and for the year ended December 31, 2015.

Note 10: Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 11: Subsequent Events

Management of the Plan has evaluated subsequent events from December 31, 2015 through June 21, 2016, the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in the Plan’s financial statements.

CTS Corporation Retirement Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015

		Description of Investments
	Identify of Issue	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,	Current
	or Similar Party	Par or Maturity Value	Value**
*	Vanguard Prime Money Market Fund	Money Market Fund (11,232,821 shares)	$11,232,821

*	CTS Corporation	CTS Corporation Common Stock, no par value (176,798 shares)	3,118,708

	American Funds EuroPacific Growth R4 Fund	Mutual Fund (84,453 shares)	3,759,008
	American Funds Fundamental R4 Fund	Mutual Fund (161,152 shares)	8,157,538
	American Funds Growth Fund of America R4 Fund	Mutual Fund (214,318 shares)	8,780,597
	Fidelity Value Fund	Mutual Fund (6,204 shares)	594,117
	GAMCO Growth Fund, Class AAA	Mutual Fund (137,441 shares)	6,542,182
	Morgan Stanley Institutional Mid Cap Growth Fund	Mutual Fund (18,023 shares)	554,396
	Oakmark Equity and Income Fund	Mutual Fund (135,714 shares)	3,877,339
	Royce Pennsylvania Mutual Investment Fund	Mutual Fund (17,990 shares)	167,847
	PIMCO Total Return Fund	Mutual Fund (731,963 shares)	7,370,868
	Royce Premier Fund	Mutual Fund (98,901 shares)	1,382,632
	T. Rowe Price Equity Income Fund	Mutual Fund (91,622 shares)	2,607,555
*	Vanguard 500 Index Fund	Mutual Fund (36,516 shares)	6,882,463
*	Vanguard International Value Fund	Mutual Fund (13,438 shares)	417,798
*	Vanguard Mid-Cap Index Fund	Mutual Fund (62,234 shares)	2,040,652
*	Vanguard Small-Cap Index Fund	Mutual Fund (45,830 shares)	2,430,376
*	Vanguard Target Retirement 2010 Fund	Mutual Fund (55,449 shares)	1,379,570
*	Vanguard Target Retirement 2015 Fund	Mutual Fund (267,846 shares)	3,811,449
*	Vanguard Target Retirement 2020 Fund	Mutual Fund (194,859 shares)	5,290,412
*	Vanguard Target Retirement 2025 Fund	Mutual Fund (403,544 shares)	6,303,352
*	Vanguard Target Retirement 2030 Fund	Mutual Fund (113,860 shares)	3,156,200
*	Vanguard Target Retirement 2035 Fund	Mutual Fund (158,399 shares)	2,667,443
*	Vanguard Target Retirement 2040 Fund	Mutual Fund (46,138 shares)	1,312,625
*	Vanguard Target Retirement 2045 Fund	Mutual Fund (34,253 shares)	609,022
*	Vanguard Target Retirement 2050 Fund	Mutual Fund (16,317 shares)	464,873
*	Vanguard Target Retirement 2055 Fund	Mutual Fund (3,841 shares)	118,412
*	Vanguard Target Retirement 2060 Fund	Mutual Fund (3,510 shares)	95,518
*	Vanguard Target Retirement Income Fund	Mutual Fund (88,772 shares)	1,105,209
*	Vanguard Total International Stock Index Fund	Mutual Fund (165,384 shares)	2,396,414
			84,275,867

*	Participant loans	Interest rates ranging from 4.25% to 11.5%, due from January 22, 2016 to November 8, 2024 (189 Loans)	1,524,074

	Total assets		$100,151,470

*     Party-in-interest
**   Historical cost information is not required for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORATION
Retirement Savings Plan

By:	/s/ Ashish Agrawal
Name:	Ashish Agrawal
CTS Corporation
Benefit Plan Administration Committee

Date: June 21, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23(a)	Consent of Grant Thornton LLP